UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

AMERISERV FINANCIAL, INC.
(Name of Registrant as Specified In Its Charter)

DRIVER MANAGEMENT COMPANY LLC DRIVER OPPORTUNITY PARTNERS I LP J. ABBOTT R. COOPER Julius D. Rudolph Brandon L. Simmons
(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

Explanatory Note

This amended proxy card is being filed for the sole purpose of correcting a clerical error pertaining to the names of certain company nominees on Driver’s proxy card included with its definitive proxy statement filed with the Securities and Exchange Commission on May 2, 2023.

WHITE UNIVERSAL PROXY CARD

AMERISERV FINANCIAL, INC.

2023 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF DRIVER MANAGEMENT COMPANY LLC AND THE OTHER PARTICIPANTS NAMED IN THIS PROXY SOLICITATION (COLLECTIVELY, “DRIVER”)

THE BOARD OF DIRECTORS OF AMERISERV FINANCIAL, INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints J. Abbott R. Cooper and John Ferguson, and each of them, as attorneys and agents with full power of substitution to vote all shares of common stock (the “ASRV Common Stock”) of AmeriServ Financial, Inc., a Pennsylvania corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the 2023 Annual Meeting of Shareholders of the Company scheduled to be held virtually on May 26, 2023 at 1:30 PM, Eastern Time, at www.virtualshareholdermeeting.com/ASRV2023 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of ASRV Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Driver a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “for” THE THREE (3) DRIVER NOMINEES IN PROPOSAL 1, “AGAINST” PROPOSAL 2, “AGAINST” PROPOSAL 3 AND “FOR” PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Driver’s solicitation of proxies for the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our WHITE universal proxy card are available at
www.saratogaproxy.com/Driver

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE UNIVERSAL PROXY CARD

[X] Please mark vote as in this example

DRIVER STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “for” THE THREE DRIVER NOMINEES, AND NOT TO VOTE “FOR” THE THREE COMPANY NOMINEES LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES FOR UP TO THREE (3) NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN THREE (3) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN THREE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY “FOR” THOSE NOMINEES YOU HAVE SO MARKED.

1.	Election of three Class I directors to serve until the Company’s 2026 annual meeting of shareholders and until their successors have been duly elected and qualified.

DRIVER Nominees	FOR	WITHHOLD
a) J. Abbott R. Cooper	☐	☐
b) Julius D. Rudolph	☐	☐
c) Brandon L. Simmons	☐	☐

COMPANY Nominees OPPOSED BY DRIVER	FOR	WITHHOLD
a) Richard W. Bloomingdale	☐	☐
b) David J. Hickton	☐	☐
c) Daniel A. Onorato	☐	☐

☐	Check this box to exercise cumulative voting with respect to Proposal 1.

If invoked, cumulative voting means that you may aggregate and combine your voting power for the election of directors by distributing a number of votes, determined by multiplying the number of shares held by you by three (3) (the number of directors to be elected at the Annual Meeting). To provide specific voting instructions with respect to all or some of the votes you are entitled to cast if cumulative voting is invoked, hand mark the number of votes you would like to specifically allocate next to each director nominee’s name in the space provided below. If cumulative voting is invoked, but you do not mark a “FOR” box with respect to any director nominee and you do not provide any allocation instructions, this Proxy authorizes the named proxies to cumulate the votes that you are entitled to cast for the director nominees and allocate them, in the discretion of the named proxies, among the director nominees for whom you do not withhold authority to vote. If cumulative voting is invoked, and you mark a “FOR” box with respect to one or more director nominee, but you do not provide vote allocation instructions, or you provide vote allocation instructions for less than all of the votes that you are entitled to cast, then the named proxies will have discretionary authority to allocate all of your votes or your remaining unallocated votes, as the case may be, only among any or all of the director nominees for whom you have marked the “FOR” box. To the extent this Proxy confers the named proxies with any discretionary authority, the named proxies intend to use this authority to elect as many of the Driver nominees as possible.

WHITE UNIVERSAL PROXY CARD

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NOTE: If you hold your shares in street name and wish to provide vote allocation instructions, you must contact your broker, banker or other custodian for instructions.

DRIVER RECOMMENDS THAT SHAREHOLDERS VOTE “AGAINST” PROPOSAL 2.

2.	The Company’s proposal to approve and adopt an amendment to the Company’s Amended and Restated Articles of Incorporation to eliminate the ability to exercise cumulative voting in director elections.
☐ FOR	☐ AGAINST	☐ ABSTAIN

DRIVER RECOMMENDS THAT SHAREHOLDERS VOTE “AGAINST” PROPOSAL 3.

3.	The Company’s proposal to vote, an advisory vote, to approve the compensation of the named executive officers of the Company.
☐ FOR	☐ AGAINST	☐ ABSTAIN

DRIVER MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 4.

4.	The Company’s proposal to ratify the appointment of S.R. Snodgrass P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.